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                                                                  EXHIBIT (a)(4)

                              [Esenjay Letterhead]



To Esenjay Exploration, Inc.

         We are pleased to inform you that on March 17, 2002, Esenjay Exploration, Inc. ("ESENJAY") entered into an agreement with Santos Americas and Europe Corporation ("SANTOS") and ECM Acquisition Company, a wholly-owned subsidiary of Santos ("PURCHASER"), pursuant to which Purchaser has today commended a cash tender offer to purchase all of the outstanding shares of Esenjay common stock (the "SHARES") for $2.84 per share in cash.

         The tender offer is conditioned on the minimum tender of a majority of the Shares as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Santos' commitment to complete its acquisition of Esenjay, once the tender offer is successfully consummated, through a merger in which all Shares not purchased in the tender offer will be converted into the same net price as is paid in the tender offer.

         Current directors, executive officers and certain other stockholders of Esenjay have individually agreed to tender their Shares pursuant to a Stockholders Agreement dated March 17, 2002. These Shares, in total, represent approximately 52% of the outstanding Shares.

         YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY DETERMINED THAT THE TERMS OF SANTOS' TENDER OFFER ARE FAIR TO, AND IN THE BEST INTERESTS OF, ESENJAY'S STOCKHOLDERS AND RECOMMEND THAT YOU ACCEPT THE SANTOS OFFER BY TENDERING ALL OF YOUR SHARES PURSUANT TO THE OFFER.

         Enclosed with this letter is a Solicitation/Recommendation Statement on
Schedule 14D-9 containing the Esenjay recommendation and explaining the reasons behind it, as well as the background to the transaction and other important information. Included as Exhibit (a)(5) to our Schedule 14D-9 is the written opinion, dated March 16, 2002, of Hibernia Southcoast Capital, Inc., Esenjay's financial advisor, to the effect that, as of that date and based on and subject to the matters stated in the opinion, the $2.84 per share cash consideration to be received by the Esenjay's stockholders in the tender offer and the merger is fair, from a financial point of view, to Esenjay's stockholders.

         Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                                      Sincerely,

                                      /s/ MICHAEL E. JOHNSON

                                      Michael E. Johnson
                                      President and Chief Executive Officer